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                         [ADVANCED LIGHTING LETTERHEAD]



                                February 26, 2004


VIA EDGAR
---------
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

         Re: Application for Withdrawal of Registration Statement on Form S-8 (No. 333-45695)

Dear Sir/Madam:

         Pursuant to Rule 477 under the Securities Act of 1933, as amended (the "1933 Act"), Advanced Lighting Technologies, Inc. (the "Company") hereby respectfully requests that its Registration Statement on Form S-8 (File No. 333-45695) (the "Registration Statement") be withdrawn and that an order of the Commission granting such withdrawal be granted.

         On February 5, 1998, Advanced the Company filed the Registration Statement for purposes of registering sales of 800,000 shares of its Common Stock, par value $.001 per share (the "Shares"), pursuant to the Company's 1997 Billion Dollar Market Capitalization Incentive Award Plan (the "Plan"). Pursuant to Rule 462 the Registration Statement became effective on filing. No shares were sold pursuant to the Plan.

         The Company has terminated the Plan, and all options outstanding under the Plan were terminated December 10, 2003 pursuant to the Fourth Amended Chapter 11 Plan of Reorganization of the Company and certain of its subsidiaries. Accordingly, the Company respectfully submits that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors.

         Should you have any questions or comments, please do not hesitate to contact James S. Hogg, Esq. of Cowden, Humphrey, Nagorney & Lovett, Co., LPA, counsel to the Company, at (216) 214-2880.

                                       Very truly yours,
                                       Advanced Lighting Technologies, Inc.



                                       By:    /s/Wayne Vespoli
                                              --------------------------------
                                              Wayne Vespoli
                                              Executive Vice President